EXHIBIT 8.1

SUBSIDIARIES OF TELESAT CANADA 1

Subsidiary	State or Other Jurisdiction of Incorporation or Organization
Telesat International Limited	England and Wales

[1]	Excludes certain subsidiaries which, considered in the aggregate as a single subsidiary, do not constitute a significant subsidiary (as defined in Rule 1-02(w) of Regulation S-X) as of January 1, 2017.